Exhibit 99.2

FREELINE THERAPEUTICS HOLDINGS PLC

2020 EQUITY INCENTIVE PLAN

(as amended and restated effective January 28, 2022)

1.PURPOSE

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities. Capitalized terms used in the Plan are defined in Section 11.

2.ELIGIBILITY

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.

3.ADMINISTRATION AND DELEGATION

3.1Administration.

The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards, set Award terms and conditions, and designate whether such Awards will cover Ordinary Shares or ADSs, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.

3.2Appointment of Committees.

To the extent Applicable Laws permit, the Board may delegate any or all of its powers under the Plan to one or more Committees or officers of the Company or any of its Subsidiaries. The Board may abolish any Committee or re-vest in itself any previously delegated authority at any time.

3.3Delegation to an Officer.

In each case to the extent Applicable Laws permit, the Board may delegate to one or more officers the authority to do one or both of the following (i) designate Employees who are not officers to be recipients of Awards and the terms of such Awards, and (ii) determine the number of Shares to be subject to such Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of Shares that may be subject to the

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Awards granted by such officer and that such officer may not grant an Award to, or amend an Award granted to, himself or herself. Any such Awards will be granted on the form of Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an officer who is acting solely in the capacity of an officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 11.20 below.

4.SHARES AVAILABLE FOR AWARDS

4.1Number of Shares.

Subject to adjustment under Section 8 and the terms of this Section 4, Awards may be made under the Plan in an aggregate amount up to 5,898,625 Shares (the “Share Reserve”), which number is the sum of (i) 3,474,469 new Shares, plus (ii) a number of Shares equal to the number of shares that would otherwise remain available for future grants under the Prior Plans as of 12:01 a.m. GMT of the Plan’s effective date in Section 10.3 plus (iii) the number of shares that are subject to Prior Plan Awards that are outstanding as of 12:01 a.m. GMT on the Plan’s effective date in Section 10.3 that may become available for issuance under the Plan in accordance with Section 4.2 from time to time. In addition, the Share Reserve will automatically increase on January 1st of each year following the fiscal year in which the NASDAQ Listing Date occurs and ending on (and including) January 1, 2030, in an amount equal to 4% of the total number of Shares outstanding on December 31st of the previous calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the Share Reserve for such year or that the increase in the Share Reserve for such year will be a lesser number of Shares than would otherwise occur pursuant to the preceding sentence.

4.2Share Recycling.

If all or any part of an Award or Prior Plan Award expires, lapses or is terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised, or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Award grants under the Plan. Further, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award or Prior Plan Award and/or to satisfy any applicable tax withholding obligation (including Shares retained by the Company from the Award or Prior Plan Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash or Shares in conjunction with any outstanding Awards or Prior Plan Awards shall not count against the Share Reserve.

4.3Incentive Option Limitations.

Notwithstanding anything to the contrary herein, subject to adjustment under Section 8, no more than 35,655,250 Shares may be issued pursuant to the exercise of Incentive Options.

4.4Substitute Awards.

In each case to the extent Applicable Laws permit, in connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of another entity or the Company’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other equity or equity-based awards granted before such merger, consolidation or acquisition by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Share Reserve (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

4.5Deed Poll.

The Administrator may grant Awards by entering into a deed poll and, as soon as practicable after the Company has executed the deed poll, the Administrator shall issue award certificates (in such form as is approved by the Administrator, including in electronic form) to each Participant to evidence the grant of the Awards. The deed poll and the award certificate relating to an Award, when taken together, shall constitute an Award Agreement for the purposes of this Plan.

5.OPTIONS AND SHARE APPRECIATION RIGHTS

5.1General.

The Administrator may grant Options or Share Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Options. The Administrator will determine the number of Shares covered by each Option and Share Appreciation Right, the exercise price of each Option and Share Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Share Appreciation Right. A Share Appreciation Right will entitle the Participant (or other person entitled to exercise the Share Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Share Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Share Appreciation Right by the number of Shares with respect to which the Share Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.

5.2Exercise Price.

The Administrator will establish each Option’s and Share Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Except for Substitute Awards, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Share Appreciation Right.

5.3Duration.

Each Option or Share Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that the term of an Option or Share Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that, following a Termination of Service other than for Cause or due to the Participant’s death or Disability, on the last business day an Option (other than an Incentive Option) or Share Appreciation Right may be exercised by such Participant (i) the exercise of the Option or Share Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (ii) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the period during which the Option or Share Appreciation Right may be exercised shall be extended until the date that is ninety (90) days after the end of the legal prohibition, blackout period or lock-up agreement, as determined by the

Company; provided, however, in no event shall the extension last beyond the final expiration date of the Option or Share Appreciation Right as set forth in the Award Agreement. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Share Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Share Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines. In addition, if, prior to the end of the term of an Option or Share Appreciation Right, the Participant is given notice by the Company or any of its Subsidiaries of the Participant’s Termination of Service by the Company or any of its Subsidiaries for Cause, and the effective date of such Termination of Service is subsequent to the date of the delivery of such notice, the right of the Participant and the Participant’s transferees to exercise any Option or Share Appreciation Right issued to the Participant shall be suspended from the time of the delivery of such notice until the earlier of (i) such time as it is determined or otherwise agreed that the Participant’s service as a Service Provider will not be terminated for Cause as provided in such notice or (ii) the effective date of the Participant’s Termination of Service by the Company or any of its Subsidiaries for Cause (in which case the right of the Participant and the Participant’s transferees to exercise any Option or Share Appreciation Right issued to the Participant will terminate immediately upon the effective date of such Termination of Service).

5.4Exercise.

Options and Share Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Share Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.8 for any applicable taxes. An Option or Share Appreciation Right may not be exercised for a fraction of a Share.

5.5Payment Upon Exercise.

Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:

(a)cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;

(b)if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;

(c)to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;

(d)to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;

(e)to the extent permitted by the Administrator, by any combination of (a), (b), (c) and (d) above; or

(f)to the extent permitted by the Administrator, by payment of such other lawful consideration as the Administrator may determine.

Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an Incentive Option as is permitted by Section 422 of the Code.

5.6Additional Terms of Incentive Options.

The Administrator may grant Incentive Options only to U.S. Employees. If an Incentive Option is granted to a Greater Than 10% Shareholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Options will be subject to and construed consistently with Section 422 of the Code. The Administrator action approving the grant of an Incentive Option to a U.S. Employee must specify that the Option is intended to be an Incentive Option. If an Option is not specifically designated as an Incentive Option, or if an Option is designated as an Incentive Option but some portion or all of the Option fails to qualify as an Incentive Option under the applicable rules, then the Option (or portion thereof) will automatically be deemed a Nonstatutory Option.

By accepting an Incentive Option, the Participant agrees at the request of the Company to give prompt notice to the Company of dispositions or other transfers of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. As provided by Section 422(d) of the Code and applicable regulations thereunder, to the extent that the aggregate Fair Market Value (determined on the grant date) of Shares with respect to which Incentive Options are exercisable for the first time by any U.S. Employee during any calendar year (under all plans of the Company and any applicable subsidiary) exceeds US$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Options, notwithstanding any contrary provision of the applicable Award Agreement. To obtain the U.S. federal income tax advantages associated with an Incentive Option, the Code requires that at all times beginning on the grant date and ending on the day three (3) months before the date of exercise of the Option, the Participant must be a U.S. Employee (except in the event of the U.S. Employee’s Disability, in which a twelve (12) month period shall comply or in the case of death in which any period determined by the Administrator shall comply). The Company cannot guarantee that the Option will be treated as an Incentive Option if the U.S. Employee continues to provide services to the Company or a Subsidiary after such U.S. Employee’s employment terminates or if the U.S. Employee otherwise exercises the Option more than three (3) months after the date his or her employment terminates, or the Option otherwise fails to qualify as an Incentive Option.

6.RESTRICTED SHARES; RESTRICTED SHARE UNITS

6.1General.

The Administrator may grant Restricted Shares, or the right to purchase Restricted Shares, to any Service Provider, subject to the Company’s right to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Share Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Share and Restricted Share Unit Award, subject to the conditions and limitations contained in the Plan.

6.2Restricted Shares.

(a)Dividends.

Participants holding Restricted Shares will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, the dividends will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid.

(b)Certificates.

The Company may require that the Participant deposit in escrow with the Company (or its designee) any certificates issued in respect of Restricted Shares, together with a stock transfer form endorsed in blank.

6.3Restricted Share Units.

(a)Settlement.

The Administrator may provide that settlement of Restricted Share Units will occur upon or as soon as reasonably practicable after the Restricted Share Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election in compliance with Applicable Laws.

(b)Shareholder Rights.

A Participant will have no rights of a shareholder with respect to Shares subject to any Restricted Share Unit unless and until the Shares are delivered in settlement of the Restricted Share Unit.

(c)Dividend Equivalents.

If the Administrator provides, a grant of Restricted Share Units may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be settled in cash or Shares and shall be subject to the same restrictions on transferability and forfeitability as the Restricted Share Units with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement.

7.OTHER SHARE BASED AWARDS

Other Share Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Share Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Share Based Awards may be paid in Shares or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Share Based Award, including any purchase price, performance goal (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement.

8.ADJUSTMENTS FOR CHANGES IN SHARES AND CERTAIN OTHER EVENTS

8.1Equity Restructuring.

In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Section 8, the Administrator will equitably adjust the Share Reserve and each outstanding Award as it deems appropriate to reflect the Equity Restructuring in compliance with Applicable Laws including but not limited to the Code and Section 409A, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants, and may further adjust the maximum number and type of securities that may be issued pursuant to the exercise of Incentive Options set forth in Section 4.3. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

8.2Corporate Events.

In the event of any Equity Restructuring, dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), capitalization, share issue, offer, subdivision, reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Shares or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles (any “Corporate Event”), the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Laws or accounting principles may be made within a reasonable period of time after such change) and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles provided however that any such changes shall be made in accordance with Applicable Laws including but not limited to the Code and Section 409A:

(a)To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the Award, whether or not then vested, or realization of the Participant’s rights under the Award, whether or not then vested, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the Award or realization of the Participant’s rights, in any case, is equal to or less than zero (as determined by the Administrator in its discretion), then the Award may be terminated without payment. In addition, such payments under this provision may, in the Administrator’s discretion, be delayed to the same extent that payment of consideration to the holders of Ordinary Shares in connection with the Corporate Event is delayed as a result of escrows, earn outs, holdbacks or any other contingencies so long as such delay is in compliance with Section 409A for U.S. Employees;

(b)To provide that such Award shall vest and, to the extent applicable, be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c)To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the equity securities of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d)To make adjustments in the number and type of shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Section 4 hereof on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;

(e)To replace such Award with other rights or property selected by the Administrator; and/or

(f)To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable transaction or event.

The Administrator need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Administrator may take different actions with respect to the vested and unvested portions of an Award.

8.3Administrative Stand Still.

In the event of any pending Corporate Event or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to sixty days before or after such transaction.

8.4General.

Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class, issue, rights issue, offer or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 above or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any Corporate Event or (iii) sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Section 8.

9.GENERAL PROVISIONS APPLICABLE TO AWARDS

9.1Transferability.

Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Options, the Board may, in its sole discretion, impose such limitations on the transferability of Awards as the Board will determine; provided, however, that in no event may an Award be transferred for consideration. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Awards will apply:

(a) Restrictions on Transfer. An Award will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsection (b) below), and will be exercisable, as applicable, during the lifetime of the Participant only by the Participant. Notwithstanding the foregoing, the Board may permit transfer of an Award in a manner that is not prohibited by applicable tax and securities laws, including to such relatives, trusts, foundations and charities with respect to whom (or which) transfers are permitted by Applicable Laws.

(b)Domestic Relations Orders. Subject to the approval of the Board or a duly authorized Officer, an Award may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Applicable Laws. Participants are encouraged to discuss the proposed terms of any division of this Award with the Company prior to finalizing a domestic relations order, official marital settlement agreement or other divorce or separation instrument to verify that the Participant may be permitted to make such transfer, and if so, to help ensure the required information is contained within the domestic relations order, official marital settlement agreement or other divorce or separation instrument. If an Option is an Incentive Share Option, such Option will be deemed to be a Nonstatutory Share Option as a result of such transfer.

9.2Documentation.

Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. Each Award may contain terms and conditions in addition to those set forth in the Plan.

9.3Discretion.

Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

9.4Vesting Generally.

The total number of Shares subject to an Award may vest and become exercisable in periodic installments that may or may not be equal. The Award may be subject to such other terms and conditions on the time or times when it may or may not be settled or exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Award may vary. The provisions of this Section 9.4 are subject to any Award provisions governing the minimum number of Shares as to which an Award may be settled or exercised as set forth in the Award Agreement.

9.5Termination of Status.

The Administrator will determine how Disability, death, retirement, authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator guardian or Designated Beneficiary may exercise rights under the Award, if applicable, provided, however, that in the event the service of a Participant terminates due to the Participant’s death, then, effective as of the date of death, any then-unvested Award shall become immediately vested and, if applicable, exercisable.

9.6Termination for Cause.

Except as explicitly provided otherwise in a Participant’s Award Agreement or other individual written agreement between the Participant and the Company, upon a Participant’s Termination of Service for Cause, all Awards will terminate immediately upon such Termination of Service, and the Participant will be prohibited from exercising his or her Option or Share Appreciation Right from and after the time of such Termination of Service.

9.7Non-Exempt Employees.

If an Option or Share Appreciation Right is granted to an Employee who is a non-exempt employee for purposes of the United States Fair Labor Standards Act of 1938, as amended, the Option or Share Appreciation Right will not be first exercisable for any Shares until at least six months following the date of grant of the Option or Share Appreciation Right (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Event in which such Option or Share Appreciation Right is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement in another agreement between the Participant and the Company, or, if no such definition, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Option and Share Appreciation Right may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or Share Appreciation Right will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the United States Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any Shares under any other Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 9.7 will apply to all Awards and are hereby incorporated by reference into such Award Agreements.

9.8Withholding.

Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes (which includes any social security contributions or the like) required by law to be withheld or paid by the Company or by an Subsidiary that is the employing entity of the Participant in connection with such Participant’s Awards by the date of the event creating the tax liability. The

Company may deduct an amount sufficient to satisfy such tax obligations up to the maximum statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares retained from the Award creating the tax obligation, valued at their Fair Market Value, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (A) delivery (including electronically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding, provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. If any tax withholding obligation will be satisfied under clause (ii) of the immediately preceding sentence by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.

9.9Amendment of Award; Repricing.

The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Option to a Nonstatutory Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Section 8 or pursuant to Section 10.6. Notwithstanding the foregoing or anything in the Plan to the contrary, the Administrator may not, except pursuant to Section 8, without the approval of the shareholders of the Company, reduce the exercise price per share of outstanding Options or Share Appreciation Rights or cancel outstanding Options or Share Appreciation Rights in exchange for cash, other Awards or Options or Share

Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Share Appreciation Rights.

9.10Conditions on Delivery of Shares.

The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares (including payment of nominal value) have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

9.11Acceleration.

The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

10.MISCELLANEOUS

10.1No Right to Employment or Other Status.

No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement.

10.2No Rights as Shareholder; Certificates.

No Participant or Designated Beneficiary will have any rights as a shareholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines, or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.

10.3Effective Date and Term of Plan.

Unless earlier terminated by the Board, the Plan will become effective on the day prior to the NASDAQ Listing Date and will remain in effect until the tenth anniversary of the effective date, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s shareholders, the Plan will not become effective, no Awards will be granted under the Plan and the Prior Plans will continue in full force and effect in accordance with their terms. No Incentive Option may be granted after the tenth anniversary of the earlier of (i) the date the Plan is adopted by the Board or (ii) the date the Plan is approved by the Company’s shareholders.

10.4Amendment of Plan.

The Administrator may amend, suspend or terminate the Plan at any time; provided that no amendment, other than an increase to the Share Reserve, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain shareholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

10.5Provisions for Foreign Participants.

The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

10.6Section 409A.

The following provisions only apply to U.S. Employees.

(a)General.

The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of

Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

(b)Separation from Service.

If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”

(c)Payments to Specified Employees.

Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.

(c)Installment Payments.

If an Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the U.S. Treasury Regulations), a Participant’s right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the U.S. Treasury Regulations), a Participant’s right to such dividend equivalents shall be treated separately from the right to other amounts under the Award.

10.7Limitations on Liability.

Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.

10.8Lock-Up Period.

The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to one hundred eighty days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

10.9Data Privacy.

For the purpose of operating the Plan in the European Union, the Company will collect and process information relating to Participants in accordance with the privacy notice which is provided to each Participant.

10.10Severability.

If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

10.11Governing Documents.

If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.

10.12Governing Law.

The Plan and all Awards will be governed by and interpreted in accordance with the law of England and Wales, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the law of England and Wales.

10.13Claw-back Provisions.

All Awards (including any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to any Company claw-back policy, including any claw-back policy adopted to comply with Applicable Laws (including the United States Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as set forth in such claw-back policy or the Award Agreement.

10.14Titles and Headings.

The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

10.15Conformity to Securities Laws.

Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.

10.16Relationship to Other Benefits.

No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

10.17Broker-Assisted Sales.

In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.8: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

11.DEFINITIONS

As used in the Plan, the following words and phrases will have the following meanings:

11.1“ADSs” means American Depositary Shares, representing Ordinary Shares on deposit with a U.S. banking institution selected by the Company and which are registered pursuant to a Form F-6.

11.2“Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.

11.3“Applicable Laws” shall mean any applicable law, including without limitation: (a) the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted; and (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether U.S. federal, state, local or foreign, applicable in the United Kingdom, the United States or any other relevant jurisdiction.

11.4“Award” means, individually or collectively, a grant under the Plan of Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units or Other Share Based Awards.

11.5“Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

11.6“Board” means the Board of Directors of the Company.

11.7“Cause” means (i) if a Participant is a party to a written employment or consulting agreement with the Company or any of its Subsidiaries or an Award Agreement in which the term “cause” is defined (a “Relevant Agreement”), “Cause” as defined in the Relevant Agreement, and (ii) if no Relevant Agreement exists, (A) the Administrator’s determination that the Participant failed to substantially perform the Participant’s duties (other than a failure resulting from the Participant’s Disability); (B) the Administrator’s determination that the Participant failed to carry out, or comply with any lawful and reasonable directive of the Board or the Participant’s immediate supervisor; (C) the occurrence of any act or omission by the Participant that could reasonably be expected to result in (or has resulted in) the Participant’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or indictable offense or crime involving moral turpitude; (D) the Participant’s unlawful use (including being under the influence) or possession of illegal drugs on the premises of the Company or any of its Subsidiaries or while performing the Participant’s duties and responsibilities for the Company or any of its Subsidiaries; (E) the Participant’s commission of an act of fraud, embezzlement, misappropriation, misconduct, or breach of fiduciary duty against the Company or any of its Subsidiaries; or (F) the Participant’s gross misconduct.

11.8“Change in Control” means and includes each of the following:

(a)a Sale; or

(b)a Takeover.

The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

11.9“Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

11.10“Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

11.11“Company” means Freeline Therapeutics Holdings plc, registered in England and Wales with company number 12546479, or any successor.

11.12“Control” shall have the meaning given in section 995 (2) of the UK Income Tax Act 2007, unless otherwise specified.

11.13“Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.

11.14“Director” means a Board member.

11.15“Disability” means the inability of a U.S. Employee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

11.16“Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

11.17“Employee” means any employee of the Company or its Subsidiaries.

11.18“Equity Restructuring” means a nonreciprocal transaction between the Company and its shareholders, such as a share dividend, share split, share consolidation or reduction, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the price of Shares (or other Company securities) and causes a change in the per share value of the Shares underlying outstanding Awards.

11.19“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

11.20“Fair Market Value” means, as of any date, the value of Shares determined as follows: (i) if the Shares are listed on any established stock exchange the closing sales price for Shares as quoted on such exchange for the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Shares are not traded on a stock exchange but are quoted on a national market or other quotation system, the closing sales price on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion in accordance with Applicable Laws. Notwithstanding the foregoing, with respect to any Award granted on the pricing date of the Company’s initial public offering, the Fair Market Value shall mean the initial public offering price of a Share as set forth in the Company’s final prospectus relating to its initial public offering filed with the United States Securities and Exchange Commission.

11.21“Good Reason” means (i) if a Participant is a party to a written employment or consulting agreement with the Company or any of its Subsidiaries or an Award Agreement in which the term “good reason” is defined (a “Relevant Agreement”), “Good Reason” as defined in the Relevant Agreement, and (ii) if no Relevant Agreement exists a Participant provides notice to the Company to terminate his employment for one or more of the following events:

(a)	a material reduction in the Participant’s base salary;
(b)

a material reduction in the maximum percentage of the Participant’s base salary that, at the absolute discretion of the Board, the Participant may be eligible to receive as a discretionary bonus on conditions to be determined by the Board; and

(c)

any requirement by the Company to change the Participant’s principal location of employment by more than fifty (50) miles; provided that the Participant (i) has given the Company or the Subsidiary, as applicable, notice of one of the above matters occurring within ninety (90) days of its occurrence and the relevant Company or Subsidiary, as applicable, has failed to cure the same in all material respects within a thirty (30)-day period of that notice and (ii) the Company or the Subsidiary, as applicable, has no right to summarily terminate the Participant’s employment or service without notice.

11.22“Greater Than 10% Shareholder” means a U.S. Employee then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of equity securities of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.

11.23“Incentive Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.

11.24“NASDAQ Listing Date” means the first date upon which the Shares are listed (or approved for listing) upon notice of issuance on the NASDAQ Global Market.

11.25“Non-Employee Sub-Plan” means the Non-Employee Sub-Plan to the Plan adopted by the Board for the grant of awards to certain consultants and non-employee Directors;

11.26“Nonstatutory Option” means an Option not intended or not qualifying as an Incentive Option.

11.27“Option” means an option to purchase Shares.

11.28“Ordinary Share” means an ordinary share of £0.0001 each in the capital of the Company.

11.29“Other Share Based Awards” means awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.

11.30“Participant” means a Service Provider who has been granted an Award.

11.31“Performance Criteria” mean the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period.

11.32“Plan” means this 2020 Equity Incentive Plan.

11.33“Prior Plans” means any prior equity incentive plans of the Company or its predecessor.

11.34“Prior Plan Award” means an award outstanding under the Prior Plans as of the Plan’s effective date in Section 10.3.

11.35“Restricted Shares” means Shares awarded to a Participant under Section 6 subject to certain vesting conditions and other restrictions.

11.36“Restricted Share Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.

11.37“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.

11.38“Sale” shall mean the sale of all or substantially all of the assets of the Company.

11.39“Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.

11.40“Securities Act” means the United States Securities Act of 1933, as amended.

11.41“Service Provider” means an Employee or a Director who is an Employee.

11.42“Share” means an Ordinary Share or the number of ADSs equal to an Ordinary Share.

11.43“Share Appreciation Right” means a Share Appreciation right granted under Section 5.

11.44“Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

11.45“Substitute Awards” shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

11.46“Takeover” shall mean if any person (or a group of persons acting in concert) (the “Acquiring Person”):

(i)obtains Control of the Company as the result of making a general offer to:

(A)acquire all of the issued ordinary share capital of the Company, which is made on a condition that, if it is satisfied, the Acquiring Person will have Control of the Company; or

(B)acquire all of the shares in the Company which are of the same class as the Shares; or

 (ii)obtains Control of the Company as a result of a compromise or arrangement sanctioned by a court under Section 899 of the UK Companies Act 2006, or sanctioned under any other similar law of another jurisdiction; or

 (iii)becomes bound or entitled under Sections 979 to 985 of the UK Companies Act 2006 (or similar law of another jurisdiction) to acquire shares of the same class as the Shares; or

 (iv)obtains Control of the Company in any other way.

In the event that any Award to a U.S. Employee, to which Section 409A applies, becomes vested or exercisable, as applicable, pursuant to a Takeover, if such event does not also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets (in either case, as defined in Section 409A), such amount will not become vested or exercisable on such event but instead shall become vested or exercisable in accordance with the vesting schedule set forth in the applicable Award Agreement, except to the extent that earlier distribution would not result in the Participant incurring any additional tax, penalty, interest or other expense under Section 409A.

11.47“Termination of Service” means the date the Participant ceases to be a Service Provider.

11.48“U.S. Employee” means an employee of the Company or any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code who is either a U.S. resident or U.S. taxpayer.

NON-EMPLOYEE SUB-PLAN

TO THE FREELINE THERAPEUTICS HOLDINGS PLC 2020 EQUITY INCENTIVE PLAN

This sub-plan (the “Non-Employee Sub-Plan”) to the Freeline Therapeutics Holdings plc 2020 Equity Incentive Plan (the “Plan”) governs the grant of Awards to Consultants (defined below) and Directors who are not Employees, and has been adopted in accordance with Section 10.5 of the Plan. The Non-Employee Sub-Plan incorporates all the provisions of the Plan except as modified in accordance with the provisions of this Non-Employee Sub-Plan and was adopted by the Board on July 30, 2020.

Awards granted pursuant to the Non-Employee Sub-Plan are not granted pursuant to an “employees’ share scheme” for the purposes of UK legislation.

For the purposes of the Non-Employee Sub-Plan, the provisions of the Plan shall operate subject to the following modifications:

1.Eligibility

1.1A definition of “Consultant” shall be included as follows:

“Consultant” means any person, including any adviser, engaged by the Company or its parent or Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) is a natural person.

1.2The definition of “Service Provider” set out in the Plan shall be read and construed as follows:

“Service Provider” means a Consultant or Director, including a non-employee director.

2. Taxation

2.1 Section 10.6 shall apply to Service Providers that are U.S. residents or U.S. taxpayers.